UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER S.A.

Public Company

CNPJ/MF nº 07.689.002/0001-89

NIRE 35.300.325.761

COMMUNIQUÉ

São José dos Campos, December 5th, 2013 - Embraer S.A. (“Company”) hereby informs its shareholders and the market in general that:

Mr. Luiz Carlos Siqueira Aguiar presented his resignation as Executive Vice President, Defense and Security, effective as of February 28th, 2014. From January 1st to February 28th, 2014, the officer shall be dedicated to support the transition process of his successor, Mr. Jackson de Farias Schneider, current Executive Vice President of People, Institutional Relations and Sustainability.

The term of the current Executive Vice President, Executive Aviation, Mr. Ernest Joseph Edwards, will be terminated early on December 31st, 2013, with Mr. Marco Tulio Pellegrini having been elected to replace him.

We register our acknowledgments to Mr. Luiz Carlos Siqueira Aguiar and Mr. Ernest Joseph Edwards for their dedication and outstanding contribution to the success of Embraer over the past few years.

São José dos Campos, December 5th, 2013.

José Antonio de Almeida Filippo

Executive Vice President Financial & CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer